Filed by Conagra Brands, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pinnacle Foods Inc.

Commission File No.: 001-35844

October 9, 2018

On October 9, 2018, Conagra Brands, Inc. issued a press release announcing a public offering of common stock. Set forth below is the press release.

Press Release:

News Release
For more information, please contact: MEDIA: Mike Cummins 312-549-5257 Michael.Cummins@conagra.com INVESTORS: Brian Kearney 312-549-5002 IR@conagra.com

F O R   I M M E D I A T E   R E L E A S E

CONAGRA BRANDS ANNOUNCES PUBLIC OFFERING OF COMMON STOCK

CHICAGO, October 9, 2018 — Conagra Brands, Inc. (NYSE: CAG) today announced that it is offering to sell, subject to market and other conditions, $575 million of its common stock through an underwritten public offering. Conagra Brands also intends to grant the underwriters an option, exercisable for 30 days after the date of the final prospectus supplement, to purchase up to an additional $57.5 million of its common stock.

Conagra Brands intends to use the net proceeds from the offering to finance, in part, its pending acquisition of Pinnacle Foods Inc. (“Pinnacle”). The net proceeds will also fund, in part, the payment of expenses related to the Pinnacle transaction (including retiring certain Pinnacle debt and paying related transaction costs) and the repayment of borrowings under Conagra Brands’ existing term loan facility and commercial paper program. If the acquisition of Pinnacle is not consummated for any reason, Conagra Brands intends to use the net proceeds from the offering for general corporate purposes.

Goldman Sachs & Co. LLC, BofA Merrill Lynch and J.P. Morgan are acting as joint book-running managers and representatives of the underwriters for the offering. Mizuho Securities is also acting as a joint book-running manager for the offering. A registration statement relating to these securities has been filed with the Securities and Exchange Commission (“SEC”) and is effective. The offering will be made only by means of the prospectus in that registration statement and the related prospectus supplement. You may access these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, Conagra Brands, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related prospectus supplement if you request it by contacting Conagra Brands at (1-312-549-5000) or by contacting Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, or by calling 1-866-471-2526, facsimile: 212-902-9316 or emailing Prospectus-ny@ny.email.gs.com, BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or by emailing dg.prospectus_requests@baml.com or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by calling 1-866-803-9204.

This press release does not constitute an offer to sell or the solicitation of an offer to buy Conagra Brands’ common stock nor shall there be any sale of such common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

CONAGRA BRANDS

About Conagra Brands Conagra Brands, Inc. (NYSE: CAG), headquartered in Chicago, is one of North America’s leading branded food companies. Guided by an entrepreneurial spirit, Conagra Brands combines a rich heritage of making great food with a sharpened focus on innovation. The company’s portfolio is evolving to satisfy people’s changing food preferences. Conagra’s iconic brands, such as Marie Callender’s®, Reddi-wip®, Hunt’s®, Healthy Choice®, Slim Jim® and Orville Redenbacher’s®, as well as emerging brands, including Alexia®, Blake’s®, Frontera®, Duke’s® and Angie’s® BOOMCHICKAPOP®, offer choices for every occasion.

Note on Forward-looking Statements This document contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Readers of this document should understand that these statements are not guarantees of performance or results. Many factors could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this document. These risks and uncertainties include, among other things: the failure to obtain Pinnacle shareholder approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that shareholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks related to the disruption of the proposed transaction to us and our management; the effect of the announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties; our ability to achieve the intended benefits of recent and pending acquisitions and divestitures, including the recent spin-off of our Lamb Weston business; the continued evaluation of the role of our Wesson oil business; general economic and industry conditions; our ability to successfully execute our long-term value creation strategy; our ability to access capital on acceptable terms or at all; our ability to execute our operating and restructuring plans and achieve our targeted operating efficiencies from cost-saving initiatives and to benefit from trade optimization programs; the effectiveness of our hedging activities and our ability to respond to volatility in commodities; the competitive environment and related market conditions; our ability to respond to changing consumer preferences and the success of our innovation and marketing investments; the ultimate impact of any product recalls and litigation, including litigation related to the lead paint and pigment matters; actions of governments and regulatory factors affecting our businesses, including the ultimate impact of recently enacted U.S. tax legislation and related regulations or interpretations; the availability and prices of raw materials, including any negative effects caused by inflation or weather conditions; risks and uncertainties associated with intangible assets, including any future goodwill or intangible assets impairment charges; the costs, disruption, and diversion of management’s attention associated with campaigns commenced by activist investors; and other risks described in our reports filed from time to time with the SEC. We caution readers not to place undue reliance on any forward-looking statements included in this document, which speak only as of the date of this document. We undertake no responsibility to update these statements, except as required by law.

Additional Information and Where to Find It In connection with the proposed transaction, Conagra Brands filed a registration statement on Form S-4 that was declared effective by the SEC on September 17, 2018. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus was first mailed to stockholders of Pinnacle on September 18, 2018. Investors and security holders are able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or by contacting Conagra Brands Investor Relations at (312) 549-5002.

Participation in Solicitation Conagra Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Conagra’s participants is set forth in the proxy statement, filed August 9, 2018, for Conagra Brands’ 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.